SEC FILE NUMBER
                                                                    001-16499

                                                                  CUSIP NUMBER
                                                                    86768K106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

              For Period Ended: June 30, 2007
                                -------------

              |_|   Transition Report on Form 10-K

              |_|   Transition Report on Form 20-F

              |_|   Transition Report on Form 11-K

              |_|   Transition Report on Form 10-Q

              |_|   Transition Report on Form N-SAR

              For the Transition Period Ended:
                                              ----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Sunrise Senior Living, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

7902 Westpark Drive
Address of Principal Executive Office (Street and Number)
McLean, Virginia 22102
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City, State and Zip Code

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                       PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Sunrise Senior Living, Inc. ("Sunrise" or the "Company") is undergoing the restatement of its financial statements for the years ended December 31, 2003, 2004 and 2005. There has been no change to the estimated cumulative impact of the real estate-related adjustments on net income for all periods impacted, as disclosed by the Company in its July 25, 2007 press release and Current Report on Form 8-K dated July 25, 2007; however, Sunrise is unable at this time to provide the precise impacts of these adjustments because the restatement has not yet been finalized. As disclosed on July 25, 2007, the Company will also record as part of the restatement non-cash stock compensation expense related to a 1998 repricing and certain other stock option grants. The Company is continuing the process of quantifying the amount of the non-cash stock compensation expense related to the 1998 repricing and certain other stock option grants, which amount is likely to be material. The Company is also continuing to review with Ernst & Young LLP, the Company's independent registered public accountants, whether any other previously unconsolidated ventures need to be consolidated under FIN 46(R).

In addition, as previously disclosed, the board of directors has appointed a special independent committee to review certain insider sales of Sunrise stock, the Company's historical practices related to stock option grants and the facts and circumstances relating to the historical accounting treatment of certain categories of transactions in the pending restatement of the Company's financial statements, and to make recommendations to the board regarding any necessary remedial measures, including those pertaining to internal controls and processes over financial reporting that it may determine to be warranted. The special independent committee has retained independent outside legal counsel to assist in its review. The special independent committee's review is ongoing.


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

Sunrise also previously disclosed that it has received comments from the Securities and Exchange Commission ("SEC") with respect to certain filings, including its Form 10-K, as originally filed for the year ended December 31, 2005. Sunrise has responded to these comments and as part of the comment process will submit preliminary recast 2005 financial information to the SEC for its review (which will include a summary of the items to be restated and their anticipated impact). Once the SEC's review of these materials is completed, Sunrise will prepare full financial statements, including footnotes and disclosures, for completion of Sunrise's restated 2005 Form 10-K. Adjustments for periods prior to 2003 will be reflected in the opening balance for retained earnings in 2003. The filing of the restated 2005 Form 10-K will also require completion or substantial completion by the special independent committee of its review.

Sunrise expects to file its 2006 Form 10-Qs, its Form 10-Qs for the first and second quarters of 2007 and its Form 10-K for the fiscal year ended December 31, 2006 as soon as possible following the filing of the restated 2005 Form 10-K.

The Company is not able to predict at this time the timing of these steps or when these filings will be made.

As previously disclosed, on May 25, 2007, the Company was advised by the staff of the SEC that the SEC has commenced a formal investigation. The Company has fully cooperated, and intends to continue to fully cooperate, with the SEC.

SEC 1344 (03-05)   Persons who are to respond to the collection of
                   information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                         (Attach extra Sheets if Needed)
                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Julie A. Pangelinan             (703)                   273-7500
-------------------------------  ---------------------  ------------------------
              (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |_| No |X|

      Form 10-Qs for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007 .

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Because the restatement process described under Part III above is not complete, Sunrise is unable to provide a reasonable estimate of either its second quarter 2007 or its second quarter 2006 results of operations. Accordingly, Sunrise cannot at this time estimate what significant changes will be reflected in its second quarter 2007 or its second quarter 2006 results of operations.


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


                           Sunrise Senior Living, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 10, 2007             By     /s/ Julie A. Pangelinan
                                          --------------------------------------
                                   Name:  Julie A. Pangelinan
                                   Title: Chief Accounting Officer and Acting
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).


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
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                    * * * * *

Statements in this notification that are not historical, including, among other things, as to the pending restatement of the Company's financial statements and filing of its restated 2005 Form 10-K, 2006 Form 10-Qs, 2006 Form 10-K and Form 10-Q for the quarter ended March 31, 2007, any anticipated significant changes in results in operations in the second quarter of 2007 compared to the second quarter of 2006, identification of any additional matters requiring restatement, the length of time needed for the Company to complete the restatement, and for Ernst & Young LLP to complete their procedures for any reason, including the detection of new errors or adjustments, and the time required for the special independent committee to complete its review and for the Company to clear comments with the SEC, may be deemed forward-looking statements within the meaning of the federal securities laws. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurances that its expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, completion of the Company's restatement of its historical financial statements, identification of any additional matters requiring restatement, the length of time needed for Sunrise to complete the restatement and for Ernst & Young LLP to complete its procedures for any reason, including the detection of new errors or adjustments, the time required for the special independent committee to complete its review and for the Company to clear comments with the SEC, the findings of the special independent committee review, the time required for the Company to prepare and file an amended 2005 Form 10-K and its Form 10-Qs for the first three quarters of 2006, its 2006 Form 10-K and its Form 10-Qs for the first and second quarters of 2007 and its Form 10-Qs for subsequent quarters that are delayed, the outcome of the SEC's investigation, the outcome of pending putative class action and derivative litigation, the outcome of the Trinity OIG investigation, the outcome of the exploration of strategic alternatives, the possible delisting of the Company's stock from the NYSE in the event the NYSE does not grant the Company an extension of trading in September 2007 or at the expiration of any additional trading extension period, the Company's ability to comply with the terms of the amendment of its bank credit facility or to obtain a further extension of the period for providing the lenders with required financial information, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, the Company's ability to manage its expenses, market factors that could affect the value of the Company's properties, the risks of downturns in general economic conditions, satisfaction of closing conditions, availability of financing for development and acquisitions and other risks detailed in the Company's annual report on Form 10-K filed with the SEC. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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